gmm6k-_063003.txt


                                   FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Act of 1934

                        For the month of June 2003

                     Mexico Mining Group, S.A. de C.V.
              (Translation of Registrant's name into English)

                     Grupo Minero Mexico, S.A. DE C.V.
                     Baja California 200 Col. Roma Sur
                            06760 Mexico, D.F.
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F of Form 40-F

                         Form 20-F X          FORM 40-F

Indicate by check mark whether the registrant by furnish  the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-32(b) under the Securities Exchange Act of 1934

                            Yes:               No X

If "yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 SIGNATURE PAGE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MINERA MEXICO, S.A. DE C.V. (PREVIOUSLY GRUPO MINERO MEXICO, S.A. DE C.V. (1))

Date: August 06, 2003


By:
Name: Daniel Tellechea Salido
Title: Managing Director, Finance






              MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES (1)
           CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003 AND 2002 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2003

                  A  S  S  E  T  S

                                                         2003          2002
CURRENT:
Cash and marketable securities                    $    958,851    $   872,293
  Notes and accounts receivable
  Trade,                                               551,529        793,792
  Affiliated companies                                 334,418      2,784,514
  Recoverable taxes                                    580,192        387,489

  Other                                                273,911        282,359
                                                    ----------     ----------
                                                     1,740,050      4,248,154

Inventories of primary and secondary
  metals and byproducts                              1,062,332      1,101,289
Materials and supplies,                              1,033,733      1,057,777
Prepaid expenses and other                              62,409         48,131
                                                    ----------     ----------

     Total current assets                            4,857,375      7,327,644

AFFILIATED COMPANIES LONG TERM                          72,379      9,054,062

OTHER ASSETS:
  Deferred charges                                   2,261,806      2,322,237

  Share in trust and others                            560,257        522,054
                                                    ----------     ----------
                                                     2,822,063      2,844,291

PROPERTY AND EQUIPMENT,                             28,240,985     29,856,875

INVESTMENTS IN SHARES OF ASSOCIATED AND
  OTHER UNCONSOLIDATED COMPANIES                         5,918          6,105

GOODWILL                                                94,304        121,784
                                                    ----------     ----------
                                                  $ 36,093,024   $ 49,210,761
                                                    ==========     ==========
















                 LIABILITIES AND STOCKHOLDERS'EQUITY
                                                         2003         2002
CURRENT:
  Notes and interest payable                         $ 2,105,001  $ 2,062,418
  Accounts payable and accrued liabilities             2,102,959    2,699,029
  Affiliated companies                                   375,243      594,640
  Income tax, asset tax and
   employee profit sharing                               181,687       95,538
                                                      ----------   ----------
        Total current liabilities                      4,764,890    5,451,625

LONG-TERM DEBT                                        11,895,666   11,745,192

LIABILITY FOR VOLUNTARY RETIREMENT, PENSIONS,
  SENIORITY PREMIUMS AND MEDICAL SERVICES                385,951      298,296
AFFILIATED COMPANIES LONG TERM                           622,287      595,272

DEFERRED INCOME TAXES                                  7,918,096    7,648,538
                                                      ----------   ----------
        Total liabilities                             25,586,890   25,738,923

STOCKHOLDERS' EQUITY:
  Capital stock                                        6,058,181   11,887,346
  Additional paid-in capital                           1,681,956       22,696
  Effect in merger                                        69,602        -
  Retained earnings                                   18,273,125   38,997,394
  Initial effect of deferred income taxes             (9,972,046)  (8,713,312)
  Cumulative effect of restatement                    (6,504,189) (19,599,127)
                                                      ----------   ----------
        Total majority stockholders' equity            9,606,629   22,594,997
Minority interest                                        899,505      876,841
                                                      ----------   ----------
                                                      10,506,134   23,471,838

        Total stockholders' equity                  $ 36,093,024 $ 49,210,761
                                                      ==========   ==========




(1) ON MAY 28, 2003, WE AND MINERA MEXICO, S.A. DE C.V. HELD AN EXTRAORDINARY SHAREHOLDERS' MEETINGS APPROVING THE MERGER OF GRUPO MINERO MEXICO, S.A. DE C.V. AND INTO MINERA MEXICO, S.A. DE C.V. BETWEEN OURSELVES AND WITH REGARD TO LEGAL, TAX AND ACCOUNTING RIGHTS AND OBLIGATIONS AMONG OURSELVES, THE MERGER IS EFFECTIVE AS OF JUNE 1, 2003.

UNDER MEXICAN LAW, THE VALIDITY OF THE MERGER VIS-A-VIS THIRD PARTIES IS EFFECTIVE NINETY DAYS AFTER THE REGISTRATION OF THE SHAREHOLDERS' RESOLUTIONS AND ACCOMPANYING MERGER AGREEMENT WITH THE MEXICAN PUBLIC REGISTY OF COMMERCE. THE EXECUTED RESOLUTIONS AND ACCOMPANYING MERGER AGREEMENT WERE REGISTERED ON JULY 2, 3003, WITH THE MEXICAN PUBLIC REGISTRY OF COMMERCE.

MINERA MEXICO'S FINANCIAL INFORMATION SHOWN IN THIS REPORT, CONTAINS INCOR-PORATED THE EFFECTS OF THE MERGER ABOVE MENTIONED, AND THAT THEY WERE AS
FOLLOWS:

THE CONSOLIDATED RESULTS (LOSSES) ACCUMULATED OF THE PERIOD OF SIX MONTHS ENDED ON JUNE 30, INCLUDE THE CAPITALIZATION OF THE RESULTS OF THE PERIOD OF JANUARY 1st. TO MAY 30, 2003 (DATE WHEN THE MERGER TOOK PLACE), WITH AN AMOUNT OF
$ 354.7 MILLION PESOS WHICH ARE INTEGRATED BASICALLY FOR AND AMOUNT OF $ 69.1 MILLION PESOS OF OPERATING LOSSES, $ 171.5 MILLION PESOS OF NET COMPREHENSIVE FINANCING COSTS, $ 105.3 MILLION OF DEFERRED TAX EFFECT AND $ 8.8 MILLION PESOS OF OTHER SMALLER ITEMS, SITUATION THAT WAS REFLECTED AS A DECREASE IN THE STOCKHOLDERS EQUITY.


















































                MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
     IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER OF JUNE 30, 2003


                                                    2003            2002
                                              --------------   -------------
NET SALES                                      3,569,838  100  3,750,529  100
COST OF SALES                                  2,590,058   73  2,734,663   73
                                              ----------       ---------
                                                 979,780   27  1,015,866   27

OPERATING EXPENSES:
 Administrative expenses                         159,249    4    193,150    5
 Depreciation and amortization                   933,326   26    867,380   23
                                              ----------       ---------
OPERATING LOSS                                  (112,795)  (3)   (44,664)  (1)

NET COMPREHENSIVE FINANCING COST:
 Interest expense, net                            95,658    3    129,221    3
 Exchange loss, net                              234,429    7    302,391    8
 Realized income on hedging activities            (1,212)   -      -        -
 Monetary position loss (gain)                    43,092    1   (116,188)  (3)
                                              ----------        --------
                                                 371,967   10    315,424    8

OTHER INCOME (EXPENSES), net                      28,807    1    (24,239) (1)
                                              ----------        --------
   Loss before provisions                       (455,955) (13)  (384,327) (10)
PROVISIONS FOR:
 Income taxes                                      6,522    -     13,569    -
 Deferred tax                                    196,713    7    150,513    4
 Asset taxes                                      59,190    2     74,013    2
 Employee profit sharing                           1,917    -      3,316    -
                                              ----------      ----------
                                                 264,342    7    241,411    6
                                              ----------      ----------
     Consolidated net loss for the periods      (720,297) (20)  (625,738) (17)
                                              ==========       =========

ALLOCATION OF CONSOLIDATED NET LOSS:

     Majority interest                          (720,845) (20)  (632,526) (17)
     Minority interest                               548    -      6,788    -
                                              ----------      ----------
                                                (720,297) (20)  (625,738) (17)
                                              ==========       =========









Average realized copper (cts. pound)               77.95         76.00
Average realized zinc price (cts. pound)           37.64         39.00
Exports                                            40.74%        49.92%
Ratio of EBITDA to interest expense                 1.68          1.22
Inflation rate                                      4.27%         4.94%
Devaluation rate (average)                         14.43%        (1.63%)
Earnings per share                                 (0.94)        (0.97)
Number of shares                             769,604,346   659,161,917

















































                MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
    FOR THE PERIODS 1st. and 2nd. Quarter, 2003 and 2nd. Quarter 2002 IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER OF JUNE 30, 2003

                                              2003                 2002
                              ------------------------------  ---------------
                               QTR.  1    %    QTR.  2    %    QTR.  2
                              ---------       ---------       ---------   %
NET SALES                     1,625,345  100  1,944,493  100  1,778,815  100
COST OF SALES                 1,109,062   68  1,480,995   76  1,193,640   67
                              ---------       ---------       ---------
                                516,283   32    463,498   24    585,175   33

OPERATING EXPENSES:
 Administrative expenses         81,110    5     73,205    4    101,540    6
 Depreciation and
   amortization                 467,241   29    466,086   24    439,575   25
                              ---------       ---------       ---------

OPERATING (LOSS) INCOME         (32,068)  (3)   (75,793)  (4)    44,060    3

NET COMPREHENSIVE FINANCING COST:
 Interest expense, net          140,664    8   (174,778)  (9)    69,020    4
 Exchange loss (gain), net      129,135    8   (396,250) (20)   398,080   22
 Realized income on hedging
   activities                         0   -      (1,112)  -       -       -
 Monetary position (gain)
   Loss                        (294,674) (18)   328,784   17     21,014    1
                              ---------       ---------       ---------
                                (24,875)  (2)  (243,356) (13)   488,114   27

 OTHER INCOME (EXPENSES), net       587   -      28,279    1    (20,116)  (2)
                              ---------       ---------       ---------
     (loss) Income before
   provisions                    (6,606)   0    195,842   10   (464,170) (26)

PROVISIONS FOR:
 Income taxes                     5,321   -       1,201   -       7,766    0
 Deferred income taxes           45,250    3    151,464    8    153,907   10
 Asset taxes                     62,578    4     (3,388)  -      39,768    3
 Employee profit sharing          1,636   -         281   -       1,645   -
                              ---------       ---------       ---------
                                114,785    7    149,558    8    203,086   11


                              ---------       ---------       ---------

   Consolidated net (loss)
   income for the periods      (121,391)  (7)    46,284    2   (667,256) (38)
                              =========       =========       =========

ALLOCATION OF CONSOLIDATED NET
  (LOSS) INCOME:
 Majority interest             (129,094)  (7)    52,012    2   (674,935) (38)
 Minority interest                7,703   -      (5,728)  -       7,679   -
                              ---------       ---------       ---------
                               (121,391)  (7)    46,284    2   (667,256) (38)
                              =========       =========       =========
   Average realized copper
     price(cts. Pound)                 78.08            77.86           78.00
   Average realized zinc
     price (cts. Pound)                37.95            37.31           39.00
   Exports                            25.83%           52.42%          44.55%
  *LTM Ratio of EBITDA to
     interest expense                   1.47             1.68            1.22
   LTM inflation rate                   5.64%           4.27%           4.94%
   LTM devaluation rate (average)      18.46%          14.43%         (1.63%)
   Earnings per share                  (0.20)            0.07          (1.04)
   Number of shares               659,161,917     769,604,346    659,161,917




* Last twelve months









































                         MINERA MEXICO, S.A. DE C.V.
                                  S A L E S

                  ACCUMULATED AS OF JUNE 30th, 2003 AND 2002


         C O N C E P T                       REAL      REAL   VARIATION    %
                                             2003      2002

                                V  O  L  U  M  E

GOLD                               (Kg)        494       530       (36)    (7)
SILVER                             (Kg)    231,498   242,476   (10,978)    (5)
LEAD                               (TONS)   11,308    14,156    (2,848)   (20)
COPPER                             (TONS)  125,950   143,840   (17,890)   (12)
ZINC                               (TONS)   43,966    49,362    (5,396)   (11)
ZINC CONTAINED  IN CONCENTRATES    (TONS)    8,420    15,907    (7,487)   (47)
COPPER CONTAINED IN CONCENTRATES   (TONS)      (11)   (2,179)    2,168    (99)


                           THOUSANDS OF MEXICAN PESOS
    EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY AS OF
                               JUNE 30th, 2003

GOLD                                2%      59,147    51,916     7,231     14
SILVER                             10%     371,299   359,131    12,168      3
LEAD                                2%      54,506    65,343   (10,837)   (17)
COPPER                             64%   2,296,387 2,374,712   (78,325)    (3)
ZINC                               11%     387,920   418,297   (30,377)    (7)
ZINC CONTAINED  IN CONCENTRATES     2%      84,057   125,785   (41,728)   (33)
COPPER CONTAINED IN CONCENTRATES   (0%)        (16)  (31,236)   31,220   (100)
OTHERS                              9%     316,538   386,581   (70,043)   (18)
                                         --------- ---------  --------    ---
           T O T A L              100%   3,569,838 3,750,529  (180,691)    (5)

TOTAL THOUSAND DOLLARS            100%     330,639   375,746   (45,107)   (12)


                           % OF CONTRIBUTION PER COMPANY

                                   VARIATION IN      % OF PARTICIPATION
                                 SALES  2003/2002     TOTAL SALES 2003
                                 PESOS    DOLLARS          PESOS
                                 -----    -------          -----
MEXCOBRE                         (11%)     (12%)             58%
I.M.M.S.A.                       (16%)     (22%)             26%
MEXCANANEA                        12%        6%              16%
MINERA MEXICO                    (5%)     (12%)             100%










                           MINERA MEXICO, S.A. DE C.V.
                                     SALES
                    ACCUMULATED AS OF JUNE 30tht, 2003 AND 2002
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF THE MEXICAN CURRENCY
                             AS OF JUNE 30th, 2003
                          (THOUSAND OF MEXICAN PESOS)

         C O N C E P T                     REAL       REAL     VARIATION    %
                                           2003       2002
       MINERA MEXICO
GOLD                                      59,147     51,916      7,231     14
SILVER                                   371,299    359,131     12,168      3
LEAD                                      54,506     65,343    (10,837)   (17)
COPPER                                 2,296,387  2,374,712    (78,325)    (3)
ZINC                                     387,920    418,297    (30,377)    (7)
ZINC CONTAINED  IN CONCENTRATES           84,057    125,785    (41,728)   (33)
COPPER CONTAINED IN CONCENTRATES             (16)   (31,236)    31,220   (100)
OTHERS                                   316,538    386,581    (70,043)   (18)
                                       ---------  ---------  ---------    ---
            T O T A L                  3,569,838  3,750,529   (180,691)    (5)

            MEXCOBRE
GOLD                                      36,571     42,408     (5,837)   (14)
SILVER                                   132,167    192,693    (60,526)   (31)
COPPER                                     2,713      3,340       (627)   (19)
ELECTROLYTIC CATHODIC COPPER           1,028,445  1,025,808      2,637      0
ELECTROWON CATHODIC COPPER               195,412    112,091     83,321     74
COPPER ROD                               562,121    918,430   (356,309)   (39)
COPPER CONTAINED IN CONCENTRATES               0    (30,964)    30,964   (100)
MOLYBDENUM                               164,721    128,265     36,456     28
OTHERS                                    61,546     49,081     12,465     25
                                       ---------  ---------    -------    ---
            SUBTOTAL                   2,183.696  2,441,152   (257,456)   (11)

INTERCOMPANY  SALES                      107,730    165,059    (57,329)   (35)
                                       ---------  ---------  ---------    ---
            TOTAL                      2,075,966  2,276,093   (200,127)    (9)
                                       =========  =========  =========    ===

 IMMSA/MIMENOSA(underground mines)
GOLD                                      40,261     32,885      7,376     22
SILVER                                   305,987    337,106    (31,119)    (9)
LEAD                                      54,506     65,343    (10,837)   (17)
COPPER                                   159,020    151,128      7,892      5
ZINC                                     375,503    408,674    (33,171)    (8)
ZINC CONTAINED IN CONCENTRATES           100,526    125,786    (25,260)   (20)
COPPER CONTAINED IN CONCENTRATES          29,485     60,660    (31,175)   (51)
OTHERS                                   118,965    229,975   (111,010)   (48)
                                       ---------  ---------    -------    ---
            SUBTOTAL                   1,184,253  1,411,557   (227,304)   (16)
INTERCOMPANY SALES                       258,118    423,006   (164,888)   (39)
                                       ---------  ---------    -------    ---
            TOTAL                        926,135    988,551    (62,416)    (6)
                                       =========  =========    =======    ===



          MEXCANANEA
SILVER                                    12,782      9,809      2,973     30
COPPER                                    (1,093)         0     (1,093)   100
COPPER CATHODES                          572,015    511,696     60,319     12
COPPER CONTAINED IN CONCENTRATES         698,656    621,975     76,681     12
                                       ---------  ---------  ---------    ---
            SUBTOTAL                   1,282,360  1,143,480    138,880     12
INTERCOMPANY SALES                       714,623    657,595     57,028      9
                                       ---------  ---------  ---------    ---
            TOTAL                        567,737    485,885     81,852     17
                                       =========  =========  =========    ===














































                       MINERA MEXICO, S.A. DE C.V.
                             SALES VOLUME
               ACCUMULATED AS OF JUNE 30th. 2003 AND 2002
                             (METRIC TONS)


              C O N C E P T               REAL      REAL
                                          2003      2002     VARIATION    %
          MINERA MEXICO

GOLD    (Kg)                                494        530        (36)    (7)
SILVER  (Kg)                            231,498    242,476    (10,978)    (5)
LEAD                                     11,308     14,156     (2,848)   (20)
COPPER                                  125,950    143,840    (17,890)   (12)
ZINC                                     43,966     49,362     (5,396)   (11)

ZINC CONTAINED IN CONCENTRATES            8,420     15,907     (7,487)   (47)
COPPER CONTAINED IN CONCENTRATES            (11)    (2,179)     2,168    (99)

          MEXCOBRE

GOLD    (Kg)                                308        445       (137)   (31)
SILVER  (Kg)                             82,544    131,699    (49,155)   (37)
COPPER                                      157        269       (112)   (42)
ELECTROLYTIC CATHODIC COPPER             51,689     48,711      2,978      6
ELECTROWON CATHODIC COPPER               10,747      7,060      3,687     52
COPPER ROD                               29,374     54,623    (25,249)   (46)
COPPER CONTAINED IN CONCENTRATES              0     (2,096)     2,096   (100)
MOLYBDENUM                                1,490      1,708       (218)   (13)

          IMMSA/MIMENOSA

GOLD    (Kg)                                321        344        (23)    (7)
SILVER  (Kg)                            191,283    223,905    (32,622)   (15)
LEAD                                     11,308     14,156     (2,848)   (20)
COPPER                                    8,969      9,106       (137)    (2)
ZINC                                     42,831     48,942     (6,111)   (12)
ZINC CONTAINED IN CONCENTRATES           10,487     15,907     (5,420)   (34)
COPPER CONTAINED IN CONCENTRATES          1,637      3,876     (2,239)   (58)

          MEXCANANEA

SILVER  (Kg)                              7,978      6,602       1,376    21
COPPER CATHODES                          32,451     33,794      (1,343)   (4)
COPPER CONTAINED IN CONCENTRATES         37,722     37,880        (158)   (0)













                        MEXICANA DE COBRE, S.A. DE C.V.
               COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                    ACCUMULATED OF JUNE 30th. 2003 AND 2002

          C O N C E P T                 REAL       REAL      VARIATION   %
                                        2003       2002
     M I N  E
PERFORATION       (METERS)           140,573     136,153       4,420     3%
ORE               (000MT)             11,948      11,326         622     5%
ORE GRADE                    %         0.524       0.530      (0.006)   (1%)
LEACH ORE         (000 MT)            13,912      11,788       2,124    18%
ORE GRADE                    %         0.284       0.255       0.029    11%
WASTE             (000 MT)             9,253       8,156       1,097    13%
STRIPPING RATIO   W/(O+L)               0.36        0.35        0.01     3%
STRIPPING RATIO   (L+W)/O               1.94        1.76        0.18    10%
MATERIAL MOVED    (000 MT)            35,114      31,270       3,844    12%

CONCENTRATOR RECOVERY        %         77.32       79.52       (2.20)   (3%)

    CONCENTRADOR
CONCENTRATES PRODUCED                181,864     171,916       9,948     6%

COPPER CONTAINED RECOVERED            47,910      47,695         215     0%

    GRADES
COPPER IN CONCENTRATES
  PRODUCED                   %         26.34       27.74       (1.40)   (5%)
POUNDS OF COPPER PRODUCED        105,623,337 105,149,321     474,016     0%
SILVER CONTAINED IN
  CONCENTRATES               KGS.     26,075      22,601       3,474    15%
GOLD CONTAINED IN
  CONCENTRATES               KGS.         83          64          19    30%
MOLIBDENUM CONTAINED PRODUCED          1,535       1,663        (128)   (8%)

   SX-EW PLANTS
COPPER CATHODES PRODUCED              10,779       8,256       2,523    31%
POUNDS  OF COPPER
  PRODUCED                        23,762,546  18,201,173   5,561,373    31%

   SMELTER
CONCENTRATES PURCHASED               142,080     185,713     (43,633)  (23%)
CONCENTRATES SMELTED                 318,453     363,812     (45,359)  (12%)
TOTAL SMELTED                        416,597     513,291     (96,694)  (19%)
COPPER CONTAINED                     127,654     155,538     (27,884)  (18%)
COPPER RECOVERED             %         97.50       97.34        0.16     0%

PRODUCTION  IN MT
COPPER ANODES                        100,353     122,814     (22,461)  (18%)

POUNDS OF COPPER PRODUCED        219,343,140 268,456,350 (49,113,210)  (18%)
SULFURIC ACID PRODUCED (MT)          303,400     396,300     (92,900)  (23%)
SILVER CONTAINED
IN ANODES PRODUCED          KGS.      94,976     145,025     (50,049)  (35%)

GOLD CONTAINED
IN ANODES PRODUCED          GRS.     401,539     468,638     (67,099)  (14%)


    R E F I N E R Y
COPPER CATHODES PRODUCED              81,494     101,420     (19,826)  (20%)
POUNDS OF COPPER PRODUCED        179,664,389 223,595,772 (43,928,383)  (20%)

    ROD PLANT
COPPER ROD PRODUCED                   28,898      53,662     (24,764)  (46%)
POUNDS OF COPPER PRODUCED         63,707,312 118,301,792 (54,594,480)  (46%)

    PRECIOUS METALS PLANT
GOLD REFINED                Oz.        9,915      14,293      (4,378)  (31%)
SILVER REFINED              Oz.    2,645,820   4,082,711  (1,436,891)  (35%)

TOTAL CONTAINED COPPER
  PRODUCED T.M.S            TMS       97,389     101,529      (4,140)   (4%)













































              INDUSTRIAL MINERA MEXICO/MINERALES METALICOS DEL NORTE
                    SUMMARY OF PRODUCTION OF MINES AND PLANTS
                   ACCUMULATED AS OF JUNE 30th, 2003 AND 2002
                                 (METRIC TONS)


       C O N C E P T                        REAL      REAL    VARIATION    %
                                            2003      2002
         M I N E S
MILLED TONS                              2,109,400 2,396,551  (287,151)  (12)

C O N C E N T R A T E S
ZINC                                       114,814   129,395   (14,581)  (11)
LEAD                                        19,956    22,374    (2,418)  (11)
COPPER                                      41,008    45,234    (4,226)   (9)

CONTENS
ZINC                                        62,510    70,612    (8,102)  (11)
LEAD                                        10,553    12,563    (2,010)  (16)
COPPER                                       9,377    10,217      (840)   (8)
SILVER   (KGS)                             164,725   193,979   (29,254)  (15)
GOLD     (KGS)                             114.768   129.830   (15.062)  (12)

         P L A N T S
SAN LUIS COPPER SMELTER
GOLD     (KGS)                                 372       433       (61)  (14)
SILVER   (KGS)                             137,069   153,902   (16,833)  (11)
COPPER BLISTER                              11,625    12,315      (690)   (6)
ARSENIC                                        872       966       (94)  (10)

SAN LUIS ZINC REFINERY
GOLD     (KGS)                                   3         2         1    50
SILVER   (KGS)                               6,128     6,205       (77)   (1)
ZINC REFINED                                44,030    47,991    (3,961)   (8)

SULFURIC ACID                               78,392    84,159    (5,767)   (7)
CADMIUM                                        322       326        (4)   (1)

TOLLING
GOLD     (KGS)                                  68        66         2     3
SILVER   (KGS)                              70,192    71,136      (944)   (1)
LEAD                                         8,927     8,057       870    11

COAL PLANT
COKE                                        42,390    43,772    (1,382)   (3)
COAL                                       233,975   672,468  (438,493)  (65)













                         MEXICANA DE CANANEA S.A. D E C.V.
                COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                    ACCUMULATED AS OF JUNE 30th, 2003 AND 2002

     C O N C E P T                         REAL        REAL     VARIATION  %
                                           2003        2002
         M I N E
PERFORATION      (METERS)                252,027      375,624   (123,597) (33%)
ORE              (000 MT)                  8,525        9,688     (1,163) (12%)
ORE GRADE                         %        0.595        0.527      0.068   13%
LEACH ORE        (000 MT)                 14,672       15,204       (532)  (3%)
ORE GRADE                         %        0.269        0.235      0.034   14%
WASTE            (000 MT)                  9,355       25,962    (16,607) (64%)
STRIPPING RATIO  W/(O+L)                    0.40         1.04      (0.64) (62%)
STRIPPING RATIO  (L+W)/O                    2.82         4.25      (1.43) (34%)

MATERIAL MOVED   (000 MT)                 32,552       50,854    (18,302) (36%)

CONCENTRATOR RECOVERY             %        80.01        79.86       0.15    0%

    CONCENTRATOR
CONCENTRATES PRODUCED                    137,522      157,572    (20,050) (13%)
COPPER CONTAINED RECOVERED                39,561       40,584     (1,023)  (3%)

    GRADES
COPPER IN CONCENTRATES PRODUCED   %        28.77        25.76       3.01   12%
POUNDS OF COPPER PRODUCED             87,216,500   89,472,810 (2,256,310)  (3%)
SILVER CONTAINED IN CONCENTRATES  KGS     12,779       12,517        262    2%
GOLD CONTAINED IN CONCENTRATES    KGS        119          115          4    3%

    SX-EW PLANTS
COPPER CATHODES PRODUCED                  22,820       24,004     (1,184)  (5%)
POUNDS OF COPPER PRODUCED        LBS  50,308,432   52,918,794 (2,610,362)  (5%)

TOTAL CONTAINED COPPER PRODUCED  TMS      61,219       61,883       (664)  (1%)






















            INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE
                              COST OF PRODUCTION
                   ACCUMULATED AS OF JUNE 30th, 2003 AND 2002
                                 (US DOLLARS)

          C O N C E P T                       REAL     REAL
                                              2003     2002   VARIATION    %
        COST PER MT MILLED

CHARCAS                                       13.67    16.46    (2.79)    (17)

SAN MARTIN                                    15.50    15.39     0.11       1

TAXCO                                         27.95    24.34     3.61      15

SANTA BARBARA                                 17.93    16.63     1.30       8

      AVERAGE COST                            16.82    17.03    (0.21)     (1)

TOTAL PRODUCTION COST-MINES (000)            36,480   41,823   (5,343)    (13)



        COST PER MT PROCESSED

SAN LUIS COBRE (BLISTER)                     603.68   607.27     (3.59)    (1)

SAN LUIS ELECTROLITIC (Zn)                   451.98   369.90     82.08)    22

NUEVA ROSITA (COKE)*                         112.13    95.75     16.38     17

TOTAL PRODUCTION COST-PLANTS (000)           33,349   36,465    (3,116)    (9)

TOTAL PRODUCTION COST-IMM (000)              69,829   78,288    (8,459)   (11)


*COST PER MT OF PRODUCED COKE




















                            MINERA MEXICO, S.A. DE C.V.
                                METALS INVENTORY

                                         JUNE  30th  JUNE 30th   VARIATION
                                            2003        2002        %
GOLD                             (KG)
 CONCENTRATE                                   64          69       (7)
 IN PROCESS                                   435         344       26
 FINISHED                                      20          15       33

           TOTAL                              519         428       21

SILVER                          (KG)
 CONCENTRATE                               21,019      42,740      (51)
 IN PROCESS                               214,078     240,339      (11)
 FINISHED                                   8,971       5,954       51

           TOTAL                          244,068     289,033      (16)

LEAD                            (TON)
 CONCENTRATE                                  460       2,819      (84)
 IN PROCESS                                16,430      13,516       22
 FINISHED                                       9           9        0

           TOTAL                           16,899      16,344        3

COPPER                          (TON)
 CONCENTRATE                               11,951       7,106       68
 IN PROCESS                                30,267      25,305       20
 FINISHED                                   2,962      10,890      (73)

           TOTAL                           45,180      43,301        4

ZINC                            (TON)
 CONCENTRATE                               11,946      10,587       13
 IN PROCESS                                12,489       7,256       72
 FINISHED                                   4,975       6,427      (23)

           TOTAL                           29,410      24,270       21

TOTAL GROUP (THOUSANDS OF
 MEXICAN PESOS)                         1,062,332   1,101,289       (4)















                    MEXICANA DE COBRE / MEXICANA DE CANANEA
                    COMPARATIVE SUMMARY OF PRODUCTION COST
                   ACCUMULATED AS OF JUNE 30th. 2003 AN 2002

                                                     U S      D O L L A R S
                                           REAL     REAL
                                           2003     2002   VARIATION   %
   MINE-CONCENTRATOR
COST PER MT MINED                           0.55      0.49     0.06    12%
COST PER MT MILLED                          4.27      3.33     0.94    28%
TOTAL PRODUCTION COST (000)               50,497    37,673   12,824    34%

   SX-EW PLANTS
COST PER MT OF CATHODES PRODUCED          459.75    408.18    51.57    13%
TOTAL PRODUCTION COST (000)                4,956     3,370    1,586    47%

   S M E L T E R
COST PER MT OF ANODES PRODUCED            255.46    209.83    45.63    22%
TOTAL PRODUCTION COST (000)               25,636    25,771     (135)   (1%)

   R E F I N E R Y
COST PER MT OF ANODES PRODUCED            101.11     54.68    46.43    85%
TOTAL PRODUCTION COST (000)                8,240     5,545    2,695    49%

   ROD PLANT
COST PER MT OF ROD PRODUCED               84.04     55.61    28.43    51%
TOTAL PRODUCTION COST (000)               2,428     2,984     (556)  (19%)

   PRECIOUS METALS PLANT
COST PER MT OF SLIMES PROCESSED         3,310.93  2,889.99   420.94    15%
TOTAL PRODUCTION COST (000)                1,442     1,791     (349)  (19%)

   TOTAL PRODUCTION COST (000)            93,199    77,134   16,065    21%

                                          US  CENTS PER POUND OF Cu PRODUCED

MINE CONCENTRATOR                           47.8      35.9     11.9    33%
SX-EW PLANTS                                20.9      18.5      2.4    13%
SMELTER                                     11.7       9.6      2.1    22%
REFINERY                                     4.6       2.5      2.1    84%
ROD PLANT                                    3.8       2.5      1.3    52%

                                                 U S    D O L L A R S
                                           REAL      REAL
                                           2003      2002   VARIATION    %
   MEXICANA DE CANANEA
   MINE CONCENTRATOR
COST PER MT MINED                           0.81      0.68     0.13     19%
COST PER MT MILLED                          4.64      3.79     0.85     22%
TOTAL PRODUCTION COST (000)               38,639    36,091    2,548      7%
639
   SX-EW PLANTS
COST PER MT OF CATHODES PRODUCED          537.34    430.57   106.77     25%
TOTAL PRODUCTION COST (000)               12,262    10,335    1,927     19%

  TOTAL PRODUCTION COST (000)             50,901    46,426    4,475     10%

                                          US  CENTS PER POUND OF Cu PRODUCED
MINE CONCENTRATOR                           44.3      40.8      3.5      9%
SX-EW PLANTS                                24.4      19.5      4.9     25%